EXHIBIT 12

GAS TRANSMISSION NORTHWEST CORPORATION

EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Nine Months Ended
Ratio of Earnings to Fixed Charges	September 30, 2004	September 30, 2003
Earnings:
Net income (loss)	$(4.5)	$40.2
Adjustments:
Income taxes	(2.3)	26.1
Fixed charges (as below)	29.2	30.1

Total adjusted earnings	$22.4	$96.4

Fixed charges:
Net interest expense	$28.6	$29.5
Adjustments:
Interest component of rents	0.2	0.3
AFUDC debt	0.4	0.3

Total fixed charges	$29.2	$30.1

Ratio of earnings to fixed charges	0.8	3.2

Dollar amount of deficiency	$6.8	—